VIA EDGAR

September 1, 2010

United States Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549-3628

Attn: Mr. Jeffrey Jaramillo

Re:	Intersil Corporation
Form 10-K for the fiscal year ended January 1, 2010
Filed March 2, 2010
File no. 000-29617

Ladies and Gentlemen:

Intersil Corporation, a Delaware corporation, (“the “Company”) is filing today, via EDGAR, our responses to written comments received from the staff of the Division of Corporate Finance (the “Staff”) of the Commission on August 24, 2010 (the “Written Comments”).

For the convenience of the Staff, each of the Written Comments is transcribed in bold italics prior to our response.

April 2, 2010 Form 10-Q

Item 1. Financial Statements, page 3

Notes to Unaudited Condensed Consolidated Financial Statements, page 6

Note 16 – Subsequent Events, page 18

1.	Referring to our prior comment 4, we recognize your response indicating the Techwell Inc. acquisition was a significant acquisition for Intersil Corporation and that it requires the filing of audited historical financial statements for Techwell and pro forma financial statement. You say that you intend to file this financial information in a Form 8-K/A. Since this financial information was required to have been filed not later than 71 calendar days after the date that the initial report on Form 8-K was required to be filed, please tell us when you expect to file this information. See Item 9.01 of Form 8-K.

Response:

We filed the required Form 8-K/A today.

July 2, 2010 Form 10-Q

Item 4. Controls and Procedures, page 28

2.	We note your response to prior comment 1. We also note your disclosure on page 28 of your report for the quarter ended July 2, 2010 indicating that your officers concluded that your disclosure controls and procedures were effective to ensure that information required to be disclosed in the reports that you file or submit under the Exchange Act is accumulated and communicated to your management, including your chief executive officer and chief financial officer, to allow timely decisions regarding required disclosure. Please tell us, and revise your future filings to clarify, if true, that your officers also concluded that your disclosure controls and procedures are effective to give reasonable assurance that the information required to be disclosed by the Company in reports it files under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC. See Exchange Act Rule 13a-15(e).

Response:

With respect to the staff’s comment in the third sentence above, we confirm that our disclosure controls and procedures are also designed to ensure that the information required to be disclosed in reports that we file under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the Commission. We will use the appropriate language as expressed in Exchange Act Rule 13a-15(e) in future filings. We propose the following disclosure for future filings:

“Our management, with the participation of our Chief Executive Officer, or CEO, and Chief Financial Officer, or CFO, evaluated the effectiveness of our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act) as of                     . In designing and evaluating our disclosure controls and procedures, our management recognized that any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving their objectives and our management necessarily applied its judgment in evaluating the cost-benefit relationship of possible controls and procedures. Based on this evaluation, our officers concluded that, as of                     , our disclosure controls and procedures were (1) designed to ensure that material information relating to us, including our consolidated subsidiaries, is made known to our CEO and CFO by others within those entities, particularly during the period in which this report was being prepared and (2) effective in providing reasonable assurance that all material information required to be disclosed by Intersil in the reports that it files or furnishes under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC, and that all such material information is accumulated and communicated to our management, including our CEO and CFO, to allow timely decisions regarding required disclosures.”

We acknowledge that we are responsible for the adequacy and accuracy of the disclosure in the filing; staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and we may not assert staff comments as a defense in any proceeding initiated by the Commission and any person under the federal securities laws of the United States.

If you have any questions or comments regarding the foregoing, please feel free to contact the undersigned at 408.546.3343. Thank you for your cooperation and attention to this matter.

Very truly yours,

/s/ Thomas C. Tokos
Thomas C. Tokos